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MAR 2

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

Washington DC
406

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
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| SEC FILE NUMBER |
|---|
| 8-65456 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH PHARMA SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 BROAD STREET
(No. and Street)

| BOSTON | MA | 02109-4230 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER F. FLYNN — (617)367-0099
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRIS & MORRIS, P.C.
(Name – *if individual, state last, first, middle name*)

| 32 KEARNEY RD | NEEDHAM | MA | 02494 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, PETER FLYNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH PHARMA SECURITIES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO

Title


JOHANNA PAOLA ARRIETA
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 11, 2020



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TABLE OF CONTENTS

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

March 18, 2017

**TO THE MEMBER OF**
**COMMONWEALTH PHARMA SECURITIES, LLC**
33 Broad St, Suite 1100
Boston, MA 02109

We have audited the accompanying financial statements of Commonwealth Pharma Securities, LLC (a Massachusetts Limited Liability Company) which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Commonwealth Pharma Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Pharma Securities, LLC (a Massachusetts Limited Liability Company) as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Commonwealth Pharma Securities, LLC's financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Commonwealth Pharma Securities, LLC's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morris + Morris, PC

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA

## COMMONWEALTH PHARMA SECURITIES, LLC

### STATEMENT OF FINANCIAL CONDITION
**December 31, 2016**

#### ASSETS

| | | |
|---|---|---|
| Cash | $ | 18,027 |
| Prepaid expenses | | 329 |
| Total Assets | $ | 18,356 |

#### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses | $ | 7,500 |
| Total Liabilities | | 7,500 |
| Member's Equity | | |
| Member contributions | | 84,620 |
| Accumulated deficit | | (73,764) |
| Total Member's Equity | | 10,856 |
| Total Liabilities and Member's Equity | $ | 18,356 |

**See accompanying independent registered public accounting firm's report and notes to financial statements**

**COMMONWEALTH PHARMA SECURITIES, LLC**

**STATEMENT OF OPERATIONS**
**Year Ended December 31, 2016**

| | | |
|---|---|---|
| Operating expenses: | | |
| Professional fees | $ | 7,500 |
| Regulatory expenses | | 875 |
| Misc | | 196 |
| | | 8,571 |
| Net loss | $ | (8,571) |

See accompanying independent registered public accounting firm's report and notes to financial statements

**COMMONWEALTH PHARMA SECURITIES LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**Year Ended December 31, 2016**

| | Member Contributions | Accumulated Deficit | Total |
|---|---|---|---|
| Balance, January 1, 2016 | $ 78,135 | (65,193) | $ 12,942 |
| Net loss | - | (8,571) | (8,571) |
| Member contribution | 6,485 | - | 6,485 |
| Balance, December 31, 2016 | $ 84,620 | (73,764) | $ 10,856 |

**See accompanying independent registered public accounting firm's report and notes to financial statements**

## COMMONWEALTH PHARMA SECURITIES LLC

### STATEMENT OF CASH FLOWS
**January 1, 2016 to December 31, 2016**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (8,571) |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | | 140 |
| Accrued expenses | | 1,930 |
| Net cash used for operating activities | | (6,501) |
| Cash flows from financing activities: | | |
| Member contributions | | 6,485 |
| Net cash provided by financing activities | | 6,485 |
| Net decrease in cash | | (16) |
| Cash, beginning of year | | 18,043 |
| Cash, end of year | $ | 18,027 |

**See accompanying independent registered public accounting firm's report and notes to financial statements**

**COMMONWEALTH PHARMA SECURITIES, LLC**

**NOTES TO FINANCIAL STATEMENTS**
**Year Ended December 31, 2016**

Note 1 **Organization and nature of business**

Commonwealth Pharma Securities, LLC (the "Company") was formed in December 2002 and is a Delaware limited liability company. The Company acts as an agent for the issuer of corporate securities for private placements per membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC).

Note 2 **Summary of significant accounting policies**

**Method of accounting**
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

**Revenue recognition**
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

**Income taxes**
The sole member of the Company has elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

**Income tax positions**
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits

Note 2 **Summary of significant accounting policies (continued)**

by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three fiscal years are subject to examination by taxing authorities.

**Fair value of financial instruments**
The carrying amounts of financial instruments, including cash, prepaid expenses, and accrued expenses approximate fair value due to the short term nature of these assets and liabilities.

**Use of estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2016 the Company's net capital was $10,527, which was $5,527 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .7125 to 1.

Note 4 **Related party transactions**

The Company is under 100% common ownership with Apeiron Partners LLC ("Apeiron"). The Company has a management agreement with Apeiron, whereby Apeiron assumes and pays all expenses related to the day to day operations of the Company. In exchange, the Company is obligated to pay Apeiron a fee equal to the costs incurred by Apeiron plus an additional amount, which will reflect the time and effort of Apeiron based upon an allocation of time spent by Apeiron employees. No amounts were paid to Apeiron under this agreement during 2016.

## COMMONWEALTH PHARMA SECURITIES, LLC

**NOTES TO FINANCIAL STATEMENTS (CONTINUED)**
**Year Ended December 31, 2016**

Note 5 **Concentrations of credit risk**

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 6 **Statement of cash flows**

For the year ended December 31, 2016, the Company did not have any significant non-cash investing or financing activities.

Note 7 **Subsequent Events**

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through March 18, 2017, the date that the financial statements were available to be issued, and has determined that there were no additional disclosures required.

## COMMONWEALTH PHARMA SECURITIES, LLC

### COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
**Year Ended December 31, 2016**

| | | |
|---|---|---|
| Capital | | |
| Member contributions | $ | 84,620 |
| Accumulated deficit | | (73,764) |
| | | 10,856 |
| Deductions and charges: | | |
| Nonallowable assets: | | |
| Prepaid expenses | | (329) |
| Net capital | $ | 10,527 |
| Aggregate indebtedness | | |
| Accrued expenses | $ | 7,500 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ | 500 |
| Minimum dollar net capital required | | 5,000 |
| Net capital requirement | | 5,000 |
| Excess net capital | $ | 5,527 |
| Net capital less 120% of minimum dollar net capital required | $ | 4,527 |
| Ratio of aggregate indebtedness to net capital | | .7125 to 1 |

**Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016**

| | | |
|---|---|---|
| Net capital, as reported in Company's part II (unaudited) focus report, as amended | $ | 10,527 |
| Net capital per above | $ | 10,527 |


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT**

March 18, 2017

**To The Member of**
**COMMONWEALTH PHARMA SERVICES, LLC**
33 Broad St, Suite 1100
Boston, MA 02109

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which Commonwealth Pharma Securities, LLC (the Company) identified the following provisions of 17 C.F.R.§15c3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United Sates) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morris & Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA

# Assertions Regarding Exemption Provisions

I, as the Chief Compliance Officer and Chief Financial Officer of Commonwealth Pharma Securities LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 to December 31, 2016.

By:



Peter F, Flynn, CCO/CCO

March 18, 2017